Exhibit 12.1

Ratio of Earnings to Fixed Charges (1)

The following table sets forth our ratio of earnings to fixed charges (1) for the periods indicated. All amounts are in millions, except for the ratio of earnings to fixed charges.

	Three Months Ended March 31,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Income before income taxes	$788.7	$2,526.3	$2,287.6	$1,956.8	$1,771.4	$1,601.0
Add back:
Share of losses on equity investees (2)	—	—	1.0	2.6	6.5	6.4
Amortization of capitalized interest	—	—	—	0.2	0.3	0.2
Distributed income from equity investees	51.0	103.2	107.9	94.9	76.2	68.5
Subtract:
Share of earnings of equity investees (2)	(40.1)	(129.2)	(111.2)	(102.6)	(91.3)	(76.9)

Pre-tax adjusted earnings	799.6	2,500.3	2,285.3	1,951.9	1,763.1	1,599.2

Plus:
Interest expense	30.1	117.1	123.5	117.4	119.4	151.4
Interest expense within rent	3.6	13.0	16.1	16.0	15.5	13.9

Pre-tax adjusted earnings before fixed charges	$833.3	$2,630.4	$2,424.9	$2,085.3	$1,898.0	$1,764.5

Fixed charges	$33.7	$130.1	$139.6	$133.4	$134.9	$165.3

Ratio of earnings to fixed charges	24.74	20.22	17.37	15.64	14.07	10.67

(1)	The ratio of earnings to fixed charges is calculated by dividing pre-tax adjusted earnings before fixed charged by fixed charges. “Fixed charges” consist of interest incurred and an estimate of interest within rental expense.
(2)	Represents CME Group’s interest in various entities, which is recognized using the equity method of accounting.